CUSIP No. 60979P 105	Page 1 of 25 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934*

Monogram Residential Trust, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

60979P 105
(CUSIP Number)

Yehuda Hecht
Madison International Realty
410 Park Avenue, 10th Floor
New York, New York 10022
(212) 688-8777

With a copy to:

Lee S. Parks
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2016
(Date of Event which Requires Filing of this Statement)

Due to a clerical error, Amendment No. 4 misstated the "Date of Event which Requires Filing of this Statement". The correct date is February 19, 2016.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60979P 105	Page 2 of 25 Pages

1	NAME OF REPORTING PERSON MIRELF V REIT Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,047,537
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,047,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,047,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 3 of 25 Pages

1	NAME OF REPORTING PERSON MIRELF V REIT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,047,537
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,047,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,047,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 4 of 25 Pages

1	NAME OF REPORTING PERSON Madison International Real Estate Liquidity Fund V, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,047,537
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,047,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,047,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60979P 105	Page 5 of 25 Pages

1	NAME OF REPORTING PERSON Madison International Holdings V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,047,537
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,047,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,047,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 6 of 25 Pages

1	NAME OF REPORTING PERSON Madison International Realty V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 13,047,537
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 13,047,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,047,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 7 of 25 Pages

1	NAME OF REPORTING PERSON Madison International Realty Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 14,160,929
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 14,160,929
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,160,929
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 8 of 25 Pages

1	NAME OF REPORTING PERSON MIRELF VI (AIV), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 1,113,392
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 1,113,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,113,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60979P 105	Page 9 of 25 Pages

1	NAME OF REPORTING PERSON MIRELF VI (U.S. Blocker), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 1,113,392
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 1,113,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,113,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60979P 105	Page 10 of 25 Pages

1	NAME OF REPORTING PERSON Madison International Real Estate Liquidity Fund VI, SCS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 1,113,392
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 1,113,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,113,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 11 of 25 Pages

1	NAME OF REPORTING PERSON MIRELF VI (SCS Blocker), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 1,113,392
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 1,113,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,113,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60979P 105	Page 12 of 25 Pages

1	NAME OF REPORTING PERSON Madison International Real Estate Liquidity Fund VI (TE), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 1,113,392
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 1,113,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,113,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60979P 105	Page 13 of 25 Pages

1	NAME OF REPORTING PERSON Madison International Real Estate Liquidity Fund VI (T), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 1,113,392
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 1,113,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,113,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60979P 105	Page 14 of 25 Pages

1	NAME OF REPORTING PERSON MIRELF VI (U.S.) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 1,113,392
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 1,113,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,113,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60979P 105	Page 15 of 25 Pages

1	NAME OF REPORTING PERSON Madison International Holdings VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 1,113,392
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 1,113,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,113,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 16 of 25 Pages

1	NAME OF REPORTING PERSON Madison International Realty VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 1,113,392
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 1,113,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,113,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 17 of 25 Pages

1	NAME OF REPORTING PERSON MIRELF VI REIT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 1,113,392
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 1,113,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,113,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 18 of 25 Pages

1	NAME OF REPORTING PERSON MIRELF VI REIT Investments II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 1,113,392
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 1,113,392
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,113,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 19 of 25 Pages

1	NAME OF REPORTING PERSON Ronald M. Dickerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 14,160,929
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 14,160,929
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,160,929
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 60979P 105	Page 20 of 25 Pages

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 5 ("Amendment No. 5") to Schedule 13D amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission on December 22, 2014 (the "Original Schedule 13D"), by the Reporting Persons (as defined below), as amended by Amendment No. 1, filed with the Securities and Exchange Commission on May 1, 2015, as further amended by Amendment No. 2, filed with the Securities and Exchange Commission on August 28, 2015, as further amended by Amendment No. 3, filed with the Securities and Exchange Commission on November 6, 2015, and as further amended by Amendment No. 4, filed with the Securities and Exchange Commission on February 19, 2016 relating to the common stock, par value $0.0001 per share ("Common Stock"), of Monogram Residential Trust, Inc. (the "Issuer"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4.  Except as specifically amended and supplemented by this Amendment No. 5, all other provisions of the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, shall remain in full force and effect.

This Amendment No. 5 is being filed by

•	MIRELF V REIT Investments LLC ("MIRELF V REIT Investments")
•	MIRELF V REIT ("MIRELF V REIT")
•	Madison International Real Estate Liquidity Fund V, LP ("MIRELF V")
•	Madison International Holdings V, LLC ("Holdings")
•	Madison International Realty V, LLC ("Realty", and together with MIRELF V REIT Investments, MIRELF V REIT, MIRELF V and Holdings, the "Fund V Entities")
•	MIRELF VI (AIV), LP ("MIRELF VI AIV")
•	MIRELF VI (U.S. Blocker), LP ("US Blocker")
•	Madison International Real Estate Liquidity Fund VI, SCS ("Fund VI SCS")
•	MIRELF VI (SCS Blocker), LP ("SCS Blocker")
•	Madison International Real Estate Liquidity Fund VI (TE), LP ("Fund VI TE")
•	Madison International Real Estate Liquidity Fund VI (T), LP ("Fund VI T")
•	MIRELF VI (U.S.) LP ("MIRELF VI")
•	Madison International Realty VI, LLC ("Realty VI")
•	Madison International Holdings VI, LLC ("Holdings VI")
•	MIRELF VI REIT ("MIRELF VI REIT")
•
MIRELF VI REIT Investments II, LLC ("MIRELF VI REIT Investments II", and together with MIRELF VI AIV, US Blocker, Fund VI SCS, SCS Blocker, Fund VI TE, Fund VI T, MIRELF VI, Realty VI, Holdings VI, and MIRELF VI REIT, the "Fund VI Entities")

•	Madison International Realty Holdings, LLC ("Realty Holdings")
•	Ronald M. Dickerman ("Mr. Dickerman" and, together with the Fund V Entities, the Fund VI Entities and Realty Holdings, the "Reporting Persons").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by adding the following information:

The aggregate purchase price of the additional 1,113,392 shares of Common Stock (the "Fourth Additional Purchased Shares") acquired by the Fund VI Entities since the filing of Amendment No. 4 on February 19, 2016 was $10,013,611.56, not including brokerage commissions or service charges.  The sources of the funds used by the Fund VI Entities to purchase the Fourth Additional Purchased Shares were funds provided by MIRELF VI REIT from (i) cash on hand and (ii) borrowings under MIRELF VI REIT's subscription based revolving credit agreement with Sumitomo Mitsui Banking Corporation.  Funds drawn under MIRELF VI REIT's subscription based revolving credit agreement with Sumitomo Mitsui Banking Corporation are repaid from time to time with funds from MIRELF VI investor capital calls.

CUSIP No. 60979P 105	Page 21 of 25 Pages

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following information:

MIRELF VI REIT Investments II acquired the Fourth Additional Purchased Shares for investment purposes.

On May 11, 2016,  the Reporting Persons and the Issuer entered into a letter agreement ("Waiver Agreement") in reliance on the Representation Letter (as defined below) in which the board of directors ("Board of Directors") of the Issuer, pursuant to Section 5.7(ii)(g) of the Fifth Articles of Amendment and Restatement, as in effect on the date hereof (the "Charter") of the Issuer, granted to the Reporting Persons an exception and waiver (the "Waiver") from the application of the Common Share Ownership Limit (as defined in the Charter) and allowed the Reporting Persons to hold, in the aggregate, up to 12% of the Common Stock of the Issuer outstanding from time to time. The Waiver granted under the Waiver Agreement is solely with respect to the Common Share Ownership Limit imposed by Section 5.7(ii)(a)(I)(A) of the Charter and shall not waive the limitations imposed by Sections 5.7(ii)(a)(I)(B) or 5.7(ii)(a)(I)(C) of the Charter. Further, (i) the Waiver shall be automatically revoked prospectively or retroactively, as necessary, in order to protect the Issuer's qualification as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), without any further action by the Issuer, and (ii) the Issuer may revoke the Waiver in the event the Board of Directors no longer determines that the Waiver is in the best interest of the Issuer. In the event the Issuer revokes the Waiver pursuant to clause (ii) in the foregoing sentence, the Reporting Persons may continue to hold the shares of Common Stock held on the date of such revocation.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended in its entirety and replaced with the following:

(a) and (b)

The aggregate percentage of Common Stock reported as owned by each Reporting Person is based upon the 166,752,302 shares of Common Stock disclosed by the Issuer as outstanding as of April 30, 2016 in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 6, 2016.

By virtue of the relationships reported under Item 2, the Fund V Entities, the Fund VI Entities, Realty Holdings and Mr. Dickerman may be deemed to have shared voting and dispositive power with respect to the Purchased Shares, the Additional Purchased Shares, the Second Additional Purchased Shares, the Third Additional Purchased Shares and the Fourth Additional Purchase Shares, which, based on calculations made in accordance with Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, constitute approximately 8.5% of the outstanding Common Stock.

Holdings, Holdings VI and Mr. Dickerman disclaim beneficial ownership of the shares of Common Stock beneficially owned by any of the other Funds V Entities or Fund VI Entities to the extent that equity interests in such entities are held directly or indirectly by different persons.

In addition, (i) each of the Fund V Entities disclaim beneficial ownership of shares of Common Stock beneficially owned by any of the Fund VI Entities to the extent they are held by different persons, (ii) each of the Fund VI Entities disclaim beneficial ownership of shares of Common Stock beneficially owned by any of the Fund V Entities to the extent they are held by different persons, (iii) each of the Fund VI Entities disclaim beneficial ownership of the Common Stock beneficially owned by any other Fund VI Entity, and (iv) Realty, Realty VI and Realty Holdings disclaim beneficial ownership of shares of Common Stock beneficially owned by any of the Fund V Entities, the Fund VI Entities or Mr. Dickerman.

(c)
Except as set forth on Schedule I hereto, none of the Reporting Persons or any other person or entity referred to in Item 2 has effected any transactions in the Common Stock during the 60 day period immediately preceding May 11, 2016.

(d)
By virtue of the relationships described in Item 2, each of the Reporting Persons may be deemed to have the power to direct the receipt of dividends declared on the Purchased Shares, the Additional Purchased Shares, the Second Additional Purchased Shares, the Third Additional Purchased Shares and the Fourth Additional Purchased Shares and the proceeds from the sale of such Purchased Shares, Additional Purchased Shares, Second Additional Purchased Shares, Third Additional Purchased Shares and Fourth Additional Purchased Shares.

(e)	Not applicable.

CUSIP No. 60979P 105	Page 22 of 25 Pages

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented with the following:

In addition to the Waiver Agreement described in Item 4, on May 11, 2016 the Reporting Persons provided a letter to the Issuer ("Representation Letter"), in which the Reporting Persons made certain representations regarding its ownership of shares of Common Stock of the Issuer as determined under the Code relevant to the Issuers status as a REIT under the Code in order to induce the Issuer to enter into the Waiver Agreement.

CUSIP No. 60979P 105	Page 23 of 25 Pages
Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2016

MIRELF V REIT Investments LLC		MIRELF V REIT

By:	MIRELF V REIT,	By:	Madison International Real Estate Liquidity Fund V, LP,
	its Managing Member		its Trustee

By:	Madison International Real Estate Liquidity Fund V, LP,	By:	Madison International Holdings V, LLC,
	its Trustee		its General Partner

By:	Madison International Holdings V, LLC,	By:	/s/ Ronald M. Dickerman
	its General Partner		Ronald M. Dickerman, Managing Member

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing Member

Madison International Real Estate Liquidity Fund V, LP		Madison International Realty V, LLC

By:	Madison International Holdings V, LLC,	By:	Madison International Realty Holdings, LLC,
	its General Partner		its Managing Member

By:	/s/ Ronald M. Dickerman	By:	/s/ Ronald M. Dickerman
	Ronald M. Dickerman, Managing Member		Ronald M. Dickerman, Managing Member

Madison International Holdings V, LLC		Madison International Realty Holdings, LLC

By:	/s/ Ronald M. Dickerman	By:	/s/ Ronald M. Dickerman
	Ronald M. Dickerman, Managing Member		Ronald M. Dickerman, Managing Member

MIRELF VI (U.S.), LP		MIRELF VI REIT

By:	Madison International Holdings VI, LLC	By:	MIRELF VI (U.S.), LP
	its General Partner		its Trustee

By:	/s/ Ronald M. Dickerman	By:	Madison International Holdings VI, LLC
	Ronald M. Dickerman, Managing Member		its General Partner

		By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing Member

CUSIP No. 60979P 105	Page 24 of 25 Pages

Madison International Realty VI, LLC		MIRELF VI (AIV), LP

By:	Madison International Realty Holdings, LLC,	By:	Madison International Holdings VI, LLC,
	its Managing Member		its General Partner

By:	/s/ Ronald M. Dickerman	By:	/s/ Ronald M. Dickerman
	Ronald M. Dickerman, Managing Member		Ronald M. Dickerman, Managing Member

MIRELF VI (U.S. Blocker), LP		Madison International Real Estate Liquidity Fund VI, SCS

By:	Madison International Holdings VI, LLC,	By:	Madison International Real Estate (Lux) GP, S.à r.l.,
	its General Partner		its General Partner

By:	/s/ Ronald M. Dickerman	By:	/s/ Ronald M. Dickerman
	Ronald M. Dickerman, Managing Member		Ronald M. Dickerman, Manager

MIRELF VI (SCS Blocker), LP		Madison International Real Estate Liquidity Fund VI (TE) LP

By:	Madison International Holdings VI, LLC,	By:	Madison International Holdings VI, LLC,
	its General Partner		its General Partner

By:	/s/ Ronald M. Dickerman	By:	/s/ Ronald M. Dickerman
	Ronald M. Dickerman, Managing Member		Ronald M. Dickerman, Managing Member

Madison International Real Estate Liquidity Fund VI (T) LP		Madison International Holdings VI, LLC

By:	Madison International Holdings VI, LLC,	By:	/s/ Ronald M. Dickerman
	its General Partner		Ronald M. Dickerman, Managing Member

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing Member

Ronald M. Dickerman		MIRELF VI REIT Investments II, LLC

/s/ Ronald M. Dickerman		By:	MIRELF VI REIT,
its Sole Member

		By:	MIRELF VI (U.S.), LP,
its Trustee

		By:	Madison International Holdings VI, LLC,
its General Partner

		By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing Member

CUSIP No. 60979P 105	Page 25 of 25 Pages

SCHEDULE I

Shares of Common Stock acquired or sold by MIRELF VI REIT Investments II during the past sixty (60) days.  The transactions described below were effected in the open market through brokers.

Trade Date	Shares Purchased	Price Per Share (1)	Total Price (1)
3/29/2016	2,600	$9.50	24,696.10

(1)	Not including any brokerage commissions or service charges.